

Mail Stop 4628

July 10, 2017

Thomas Peterson
Executive Vice President, Chief Financial Officer
Hostess Brands, Inc.
1 East Armour Boulevard
Kansas City, Missouri 64111

      Re: Hostess Brands, Inc.
               Registration Statement on Form S-3
               Filed July 5, 2017
               File No. 333-219149

Dear Mr. Peterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

                                    Sincerely,

                                    /s/ Kevin M. Dougherty *for*

                                    H. Roger Schwall
                                    Assistant Director
                                    Office of Natural Resources

cc: Howard A. Kenny, Esq.
       Morgan, Lewis & Bockius LLP